                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    FORM 11-K

[X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

             For the fiscal year ended............December 31, 2001

                                       OR

[_]          TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from...............to.................
             Commission file number..........................................

             A. FMC CORPORATION SAVINGS AND INVESTMENT PLAN
                                      (Full title of the Plan)

             B. FMC CORPORATION
                1735 Market Street, Philadelphia, PA 19103
                              (Name and Address of Issuer)


        SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    FMC CORPRATION SAVINGS AND
                                    INVESTMENT PLAN


                                    By  /s/ Andrea  E. Utecht
                                        ---------------------
                                    Andrea E. Utecht

                                    General Counsel

        Dated: June 26, 2002

FMC CORPORATION SAVINGS AND INVESTMENT PLAN


Table of Contents
--------------------------------------------------------------------------------

                                                                                Page(s)
                                                                                ------
Independent Auditors' Report................................................        1

Financial Statements:

     Statements of Net Assets Available for Benefits........................        2

     Statements of Changes in Net Assets Available for Benefits.............        3

     Notes to Financial Statements..........................................      4-10

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..............       11

Exhibit Index...............................................................       12

                          Independent Auditors' Report
                          ----------------------------


The Employee Welfare Benefits Plan
Committee of FMC Corporation:

We have audited the accompanying statements of net assets available for benefits of the FMC Corporation Savings and Investment Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Chicago, Illinois
June 26, 2002

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000
(In thousands)

                                                  2001                 2000
                                             -------------        ------------
Assets:
      Investments, at fair value               $   364,976         $   664,007

      Receivables:

           Contributions - employees                     -                   -

           Contributions - employer                      -                 171

           Participants' loans                       9,744              19,727
                                             -------------        ------------

                                                     9,744              19,898
                                             -------------        ------------

Net assets available for benefits              $   374,720          $  683,905
                                             =============        ============

The accompanying notes are an integral part of these financial statements.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000
(In thousands)
--------------------------------------------------------------------------------

                                                         2001                2000
                                                   ----------------    ----------------
Additions:
  Net appreciation (depreciation) in
   fair value of investments (Note 3)               $      (82,412)     $       62,523

  Interest and dividend income                              14,826              25,931
                                                   ----------------    ----------------

  Net investment income (loss)                             (67,586)             88,454

  Contributions - employees                                 28,901              32,711

  Contributions - employer                                  12,303              14,007
                                                   ----------------    ----------------

Total additions                                            (26,382)            135,172
                                                   ----------------    ----------------

Deductions:

  Distributions to participants                             62,417              82,369

  Administrative expenses                                      560                 429
                                                   ----------------    ----------------

Total deductions                                            62,977              82,798
                                                   ----------------    ----------------

Net deductions prior to transfers
  and other changes                                        (89,359)             52,374

Net transferred in/out and
  other changes (Note 6)                                  (219,826)             13,958
                                                   ----------------    ----------------

Net additions (deductions)                                (309,185)             66,332

Net assets available for benefits,
  beginning of year                                        683,905             617,573
                                                   ----------------    ----------------

Net assets available for benefits,
                                                   ----------------    ----------------
  end of year                                       $      374,720      $      683,905
                                                   ================    ================

The accompanying notes are an integral part of these financial statements.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

(1)  Description of the Plan

     The following description of the FMC Corporation Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan text for a more complete description of the Plan's provisions. The Plan name was changed in January 2000. Formerly, the Plan was known as the FMC Thrift and Stock Purchase Plan. Effective September 28, 2001, the FMC Corporation Savings and Investment Plan for Bargaining Unit Employees was merged with and into the Plan. Also on September 28, 2001, the portion of the FMC Corporation Savings and Investment Plan attributable to participants who are or were employed by a machinery-related portion of FMC Corporation's business was spun-off to the FMC Technologies, Inc. Savings and Investment Plan.

     (a)  General

     The Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code, which covers substantially all full-time employees of FMC Corporation (the company) (other than employees who generally reside or work outside of the United States). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA). The Plan is administered by the FMC Employee Welfare Benefits Plan Committee.

     (b)  Contributions

     Participants may elect to defer not less than 2% and no more than 20% of their annual compensation, and contribute it to the Plan trust on a pretax basis up to the IRS maximum of $10,500. Participants may also elect to make after-tax contributions, either as an alternative to pretax contributions, or in addition to the maximum pretax contributions of $10,500 (but not more than 20% of their total compensation in the aggregate). For eligible employees participating in the Plan, except for those employees covered by certain collective bargaining agreements, the company makes matching contributions ranging from 40% to 100% of the portion of those contributions not in excess of 5% of each employee's compensation (Basic Contribution), regardless of the $10,500 limit on pretax contributions. At December 31, 2001, 4,651 current and former employees participated in the Plan.

     (c)  Trust

     The company and Fidelity Management Trust Company (the Trustee) established a trust (the Trust) for investment purposes as part of the Plan. The Trustee is also the Plan's recordkeeper.

     (d)  Investment options

     Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments to each investment option selected. Investment options include the following:

     1)     FMC Stock Fund - Funds are invested in common stock of FMC
            Corporation.

     2) FMC Technologies Stock Fund - Funds are invested in common stock of FMC Technologies, Inc.

     3) Stable Value Fund-MIP II Blend - Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund's investment manager. For the Plan years ending December 31, 2001 and December 31, 2000, the effective annual yield was approximately 8.02% and 6.41%, respectively.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     4) Clipper Fund - Funds are invested in common stocks, which are considered undervalued by the fund manager, and in long-term bonds.

     5) Mutual Qualified Fund-Class Z - Funds are invested primarily in common and preferred stocks, which are considered undervalued by the fund manager.

     6) Sequoia Fund, Inc. - Fund investments are concentrated in a relatively small number of mostly U. S. - headquartered companies with long-term growth potential.

     7) Fidelity Puritan Fund - Funds are invested in high-yielding U.S. and foreign securities, including those in emerging markets.

     8) Fidelity Magellan Fund - Funds are primarily invested in common stocks of domestic and foreign companies.

     9) Fidelity Blue Chip Growth Fund - Funds are invested primarily in common stocks of well-known and established companies.

     10) Fidelity Low-Priced Stock Fund - Funds are heavily invested in undervalued stocks or out-of-favor stocks.

     11) Fidelity Diversified International Fund - Funds are invested primarily in stocks of companies located outside the U. S. that are included in the Morgan Stanley EAFE Index.

     12) Fidelity Retirement Government Money Market Fund - Funds are invested in short-term obligations of the U. S. Government or its agencies.

     13) U. S. Equity Index Pool Fund - Funds are invested primarily in common stocks of the 500 companies that comprise the S&P 500.

     14) PIMCO Total Return Fund-Administrative Class - Funds are invested primarily in U. S. government, corporate, mortgage and foreign bonds.

     15) MAS Mid Cap Growth Portfolio-Advisor Class - Funds are invested primarily in equities of small to mid-sized companies that are growing rapidly and are expected to perform well.

     16) Fidelity Capital & Income Fund - Funds are invested in equity and debt securities, including defaulted securities, with emphasis on lower-quality debt securities.

     17) Fidelity Freedom Funds - a series of asset allocation funds: Freedom Income Fund, Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund, Freedom 2030 Fund, and Freedom 2040 Fund. The four target date funds are designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds by targeting their retirement dates.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     The Freedom Income Fund, designed for those already in retirement, emphasizes bond and money market mutual funds.

     The HARSCO Stock Fund was transferred into the Plan as part of the 1994 joint venture ("UDLP") of the company's defense systems business with HARSCO's defense systems business. HARSCO employees were given the option to maintain their HARSCO Stock in the Plan, however, the HARSCO Stock Fund was not an investment option available to all participants in the plan.

     All company contributions to the Plan are invested by the Trustee in the FMC Stock Fund and are credited to the respective accounts of the employees participating in the Plan. Prior to February 26, 2001, participants could change their investment options and move their account balances within the funds as frequently as they chose except with respect to employee basic contributions to the FMC Stock Fund, where the value of the account could be moved once a year after a participant reached age 50, and company contributions, which could not be moved to other funds. Effective February 26, 2001, participants were given the ability to move account balances with respect to employee basic contributions to and from the FMC Stock Fund at any time.

     On December 31, 2001, the FMC Technologies Stock Fund was created as a result of the distribution of FMC Technologies, Inc. stock by the company (see Note 7).

     (e)  Vesting

     Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the company's contributions and related earnings is based on years of service. A participant is 100 percent vested after five years of service.

     (f)  Payment of Benefits

     Upon termination of service or attainment of age 59-1/2, any participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants aged 55 or older or whose accounts are valued at not less than $5,000 may, upon termination, elect to defer their lump sum distribution or receive annual installments over a ten-year period. If a participant is not fully vested in the company's contributions to his or her account on the date of termination of his or her employment, the non-vested portion is forfeited. Such forfeitures are used to pay certain administrative expenses of the Plan and to reduce future company contributions to the Plan.

     (g)  Expenses

     The compensation and expenses of the Trustee are paid by the company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts as provided in the Plan.

     (h)  Withdrawals and Loans

     The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant's vested account balance.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     Loans must be repaid over 60 months with interest at the announced Stable Value-MIP II Blend Fund rate or some other reasonable rate as determined by the company. Participant loans outstanding as of December 31, 2001 and December 31, 2000, which are reported in the Loan Fund, were $9,743,943 and $19,727,000, respectively.

     (i)  Plan Termination

     Although it has not expressed any intent to do so, the company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

     (i)  Forfeited Accounts

     Forfeited accounts may be used to pay certain plan administration expenses. Any remaining balances in the forfeitures accounts may be used to reduce future employer contributions.

(2)  Summary of Significant Accounting Policies

     The following are the significant accounting policies followed by the Plan:

     (a)  Basis of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting.

     (b)  Investment Transactions

     Security transactions are recorded in the financial statements on a settlement-date basis, which does not differ materially from a trade-date basis. Dividends are recorded as earned on the record date. Interest is recorded as earned on the accrual basis.

     (c)  Valuation of Investments

     Quoted or estimated market prices are used to value investments except for certain contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value, which approximates market value.

     (d)  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates, but the Plan administrator does not believe such differences will materially affect the Plan's financial position or results of operations.

     (e)  Payment of Benefits

     Benefit payments are recorded when paid.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

(3)  Investments and Basis of Allocation

     Investments at fair value, which represent 5% or more of the Plan's assets available for benefits, are separately identified below:

                                                               December 31,
                                                      ---------------------------
                                                          2001             2000
                                                             (in thousands)
     FMC Stock Fund                                     $83,816         $345,299
     FMC Technologies Common Stock Fund/1/               71,957              N/A
     Stable Value-MIP II Blend Fund                      95,985          130,853
     Sequoia Fund                                        19,728                -
     Fidelity Blue Chip Growth Fund                      23,686           42,282
     Clipper Fund                                        19,021                -

     During 2001 and 2000, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

-------------------------------------------------------------------------------------
                                                          Year ended December 31,
                                                          -----------------------
                                                          2001             2000
-------------------------------------------------------------------------------------
                                                              (in thousands)
     FMC Stock Fund                                    $(67,020)         $74,698
     FMC Technologies Common Stock Fund                       -              N/A
     Clipper Fund                                         1,065            3,800
     Mutual Qualified (Z) Fund                             (211)            (160)
     Sequoia Fund                                         1,258           (1,407)
     Fidelity Puritan Fund                                 (714)            (108)
     Fidelity Magellan Fund                              (1,710)          (1,625)
     Fidelity Blue Chip Growth Fund                      (8,133)          (7,015)
     Fidelity Low-Priced Stock Fund                         661               75
     Fidelity Diversified International Fund             (1,531)          (1,431)
     U. S. Equity Index Pool Fund                        (3,583)          (2,383)
     MAS Mid Cap Growth Portfolio                        (2,078)          (1,638)
     PIMCO Total Return Fund                                 28               27
     Fidelity Capital & Income Fund                         (40)             (11)
     Fidelity Freedom 2000 Fund                             (18)             (11)
     Fidelity Freedom 2010 Fund                            (146)             (58)
     Fidelity Freedom 2020 Fund                            (114)            (109)
     Fidelity Freedom 2030 Fund                            (128)             (43)
     Fidelity Freedom 2040 Fund                              (5)             N/A
     Fidelity Freedom Income Fund                            (1)             (57)
     Harsco Stock Fund                                        8              (21)
-------------------------------------------------------------------------------------

                                                       $(82,412)         $62,523
-------------------------------------------------------------------------------------

_____________________
/1/ The FMC Technologies Common Stock Fund did not exist in 2000.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

(4)  Non-participant Directed Investments

     Non-participant directed investments are composed of forfeited non-vested balances that have not been allocated to participant accounts. These accounts, totaling $68,000 and $127,000 at December 31, 2001 and 2000, respectively, are included in the Stable Value-MIP II Blend Fund.

     Changes in the non-participant directed investments during 2001 were:

                                                                  (in thousands)
     Non-participant directed assets at December 31, 2000             $ 127
     Non-vested forfeited accounts                                      323
     Interest income                                                      6
     Transfer out to FMC Technologies' Plan due to split                (25)
     Forfeitures used to reduce company contributions                  (177)
     Forfeitures used for plan expenses                                (186)
--------------------------------------------------------------------------------
     Non-participant directed investments at December 31, 2001        $  68
--------------------------------------------------------------------------------

(5)  Income Taxes

     The Plan was amended and restated effective January 1, 1999 to reflect Plan changes and changes in the Internal Revenue Code. The Plan received a favorable determination letter from the Internal Revenue Service on May 22, 2000 indicating that it is qualified under Section 401(a) of the Internal Revenue Code and therefore, that the related Master Trust (and, prior to that, the predecessor trust) are exempt from tax under Section 501(a) of the Code.

     The company receives a federal income tax deduction for its contributions to the Plan. Participating employees are not subject currently to Federal income tax on their elective contributions, company contributions, and appreciation in the company's common stock, income, and other items allocated to their individual accounts. Individual participants are taxed on such items at the time of distribution from the Plan.

(6)  Plan Merger and Asset Transfers

     In September 2001 the FMC Corporation Savings and Investment Plan for Bargaining Unit Employees was merged with and into the FMC Corporation Savings and Investment Plan. As a result of the merger, the Plan received $22,340,583 from the FMC Corporation Savings and Investment Plan for Bargaining Unit Employees. Also in September 2001, in connection with FMC's previously announced plan for reorganization, the portion of the FMC Corporation Savings and Investment Plan attributable to participants who are or were employed by a machinery-related portion of FMC Corporation's business was spun-off to the FMC Technologies, Inc. Savings and Investment Plan. As a result of the spin-off, $241,023,452 was transferred out of the Plan and into the FMC Technologies, Inc. Savings and Investment Plan. In addition, $1,466,106 was transferred from the Plan to a predecessor plan due to the sale of the company's machinery business in Smithville, Ohio. In addition, the plan received $258,792 due to employee transfers.

     In July 2000, the Plan received $7,875,000 from the former trustee of York International's Northfield Freezing systems Group, which was acquired by FMC Corporation. In 2001, this portion of the Plan was included in the spin-off to the FMC Technologies, Inc. Savings and Investment Plan. In September 2000, the accounts for the company's bargaining employee unit at Baltimore, Maryland and Spring Hill, West Virginia, were merged into the Plan.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     As a result the Plan received assets of $5,833,000 from the FMC Corporation Savings and Investment Plan for Bargaining Unit Employees. In addition, during 2000 the Plan received $250,000 due to employee transfers.

(7)  FMC's Reorganization

     In October 2000, the company announced it was initiating a reorganization (the "reorganization" or "separation") that ultimately would split the company into two independent publicly held companies - a chemical company and a machinery company. The remaining chemical company, which continues to operate as FMC Corporation, includes the Agricultural Products, Specialty Chemicals and Industrial Chemicals business segments. The new machinery company, FMC Technologies, Inc. ("Technologies") includes FMC's former Energy Systems, Food, and Transportation Systems business segments.

     In June 2001, in accordance with the Separation and Distribution Agreement between the two companies, FMC distributed substantially all of the net assets comprising the businesses of Technologies. Also in June 2001, Technologies completed an initial public offering ("IPO") of 17 percent of its equity through the issuance of common stock. FMC continued to own the remaining 83 percent of Technologies through December 31, 2001.

     On November 29, 2001, FMC's Board of Directors approved the spin-off of the company's remaining 83 percent ownership in Technologies through a tax-free distribution to FMC's stockholders. The tax-free distribution was effective December 31, 2001.

     As a result of the reorganization, FMC Technologies' participants were transferred from the Plan into FMC Technologies, Inc. Savings and Investment Plan (see Note 6).

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2001
(In thousands)

------------------------------------------------------------------------------------------------------------------------------
                                                       Description of investment including                     Current value
Identity of issue, borrower, lessor                      maturity date, rate of interest                      at December 31,
          or similar party                              collateral, par, or maturity value                         2001
------------------------------------------------------------------------------------------------------------------------------
FMC Common Stock                                       FMC Corporation Stock
      Party in Interest                                approximately 2,684,672 shares                               $  83,816
FMC Technologies Common Stock                          FMC Technologies Common Stock                                   71,957
      Party in Interest                                approximately 4,374,301 shares
Stable Value Fund - MIP II Blend                       Portfolio includes investment contracts
      Party in Interest                                offered by major insurance companies
                                                       and other approved financial institutions                       95,985/1/
Clipper Fund                                           Stock Long-term Growth Fund                                     19,021
Mutual Qualified Fund (Z)                              Stock Long-term Growth Fund                                      8,378
Sequoia Fund                                           Stock Long-term Growth Fund                                     19,728
Fidelity Puritan Fund                                  Stock and Bond Fund                                              3,899
      Party in Interest
Fidelity Magellan Fund                                 Stock Long-term Growth Fund                                      8,641
      Party in Interest
Fidelity Blue Chip Fund                                Large Companies Stock Fund                                      23,686
      Party in Interest
Fidelity Low-Priced Stock Fund                         Growth Mutual Fund                                               5,665
      Party in Interest
Fidelity Diversified International Fund                Growth Mutual Fund of Foreign Companies                          4,720
      Party in Interest
Retirement Government Money Market Portfolio           Money Market Mutual Fund                                         3,011
U.S Equity Index Pool                                  Stock Index Fund                                                10,066
Fidelity Capital & Income Fund                         Equity Income & Growth Fund                                        122
      Party in Interest
Fidelity Freedom Funds:
      Party in Interest                                Asset allocation series funds, primarily
      Freedom Income Fund                              invest in other Fidelity mutual funds                              241
      Freedom 2000 Fund                                which provide moderate asset allocation                            233
      Freedom 2010 Fund                                with a target retirement date.                                     802
      Freedom 2020 Fund                                Invest in stock, bonds and money market                            369
      Freedom 2030 Fund                                mutual funds                                                       346
      Freedom 2040 Fund                                                                                                    70
PIMCO Total return fund                                Income mutual fund                                               1,396
MAS Mid Cap Growth Portfolio                           Stock Long-term Growth Fund                                      2,824
Participants' loans receivable                         Varying rates of interest 6.99% - 7.40%                          9,744
-------------------------------------------------------------------------------------------------------------------------------
Total assets held for investment purposes                                                                           $ 374,720
-------------------------------------------------------------------------------------------------------------------------------

       ____________________
       /1/ Nonparticipant-directed investments make up approximately $68 of the StableValue-MIP II Blend Fund, and the remaining $95,917 are participant-directed investments.

EXHIBIT INDEX

NUMBER IN
EXHIBIT TABLE              DESCRIPTION
-------------              -----------

23.1                       Consent of KPMG LLP